Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

American Uranium. Global Energy.

ENERGY FUELS

Energy Fuels Inc.

NYSE MKT | UUUU

TSX | EFR

January 2015

Forward Looking Statements

Certain of the information contained in this presentation constitutes "forward-looking information" (as defined in the Securities Act (Ontario)) and "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that are based on expectations, estimates and projections of management of Energy Fuels Inc. ("Energy Fuels" or "EFR") as of today's date. Such forward-looking information and forward-looking statements include but are not limited to: expected synergies resulting from the completion of the transaction with Uranerz Energy Corporation (the "Transaction"); expected effects on value and opportunities resulting from the Transaction; the proposed business strategy for Energy Fuels following the Transaction; business plans; outlook; objectives; expectations as to the prices of U3O8 and V2O5; expectations as to reserves, resources, results of exploration and related expenses; estimated future production and costs; changes in project parameters; and the expected permitting and production time lines.

All statements contained herein which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking information and forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing include: risks that the synergies and effects on value described herein may not be achieved; risks inherent in exploration, development and production activities; volatility in market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; the ability to sustain production from mines and the mill; competition; the impact of change in foreign currency exchange; imprecision in mineral resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Although Energy Fuels believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this presentation. Energy Fuels does not undertake any obligation to publicly update or revise any forward-looking information or forward looking statements after the date of this presentation to conform such information to actual results or to changes in Energy Fuels' expectations except as otherwise required by applicable legislation.

Additional information about the material factors or assumptions on which forward looking information is based or the material risk factors that may affect results is contained under "Risk Factors" in Energy Fuels' annual information form for the year ended December 31, 2013. These documents are available on SEDAR at www.sedar.com.

2

Notice Regarding Technical Disclosure

All of the technical information in this presentation was prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). The technical information on each of the properties which are currently material to Energy Fuels is based on independent technical reports prepared in accordance with NI 43-101, as detailed below. These technical reports are available for viewing at www.sedar.com under Energy Fuels' SEDAR profile.

Technical information regarding Energy Fuels' Colorado Plateau properties is based on the following technical reports: (i) "Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A." dated June 27, 2012 authored by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G., and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc.; (ii) "The Daneros Mine Project, San Juan County, Utah, U.S.A" dated July 18, 2012 authored by Douglas C. Peters, C.P.G., of Peters Geosciences; (iii) "Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado" dated December 16, 2011 authored by Douglas C. Peters, C.P.G., of Peters Geosciences; (iv) "Updated Technical Report on Energy Fuels Resources Corporation's Energy Queen Property, San Juan County, Utah" dated March 15, 2011 authored by Douglas C. Peters, C.P.G., of Peters Geosciences; (v) "Updated Technical Report on Energy Fuels Resources Corporation's Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah" dated March 15, 2011 authored by Douglas C. Peters, C.P.G., of Peters Geosciences.

Technical information regarding Energy Fuels' Arizona Strip properties is based on the following technical reports: (i) "Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A." dated June 27, 2012 and authored by Thomas C. Pool, P.E. and David A. Ross, M. Sc., P.Geo. of Roscoe Postle Associates Inc.; and (ii) "Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A." dated June 27, 2012 and authored by David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo., of Roscoe Postle Associates Inc.

The technical information in this presentation regarding the Sheep Mountain Project is based on the technical report entitled "Sheep Mountain Uranium Project Fremont County, Wyoming USA – Updated Preliminary Feasibility Study – National Instrument 43-101 Technical Report" dated April 13, 2012 authored by Douglas L. Beahm P.E., P.G.

The technical information in this presentation regarding the Roca Honda Project is based on the technical report entitled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated August 6, 2012 authored by Patti Nakai-Lajoie, Professional Geoscientist; Robert Michaud, Professional Engineer; Stuart E. Collins, Professional Engineer; and Roderick C. Smith, Professional Engineer of RPA (USA) Ltd.

The technical information in this presentation regarding the Gas Hills Project is based on the technical report entitled "Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA" dated March 22, 2013 authored by Richard L. Nielsen, Certified Professional Geologist; Thomas C. Pool, Registered Professional Engineer; Robert L. Sandefur, Certified Professional Engineer; and Matthew P. Reilly, Professional Engineer of Chlumsky, Armbrust and Meyer LLC.

The technical information in this presentation regarding the Juniper Ridge project is based on a technical report entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A." dated January 27, 2014 authored by Douglas L. Beahm, P.E., P.G. and Terrence P. McNulty, P.E., D.Sc.

The technical information in this presentation regarding the La Sal project is based on a technical report entitled "Technical Report on La Sal District Project (Including the Pandora, Beaver and Energy Queen Projects), San Juan County, Utah, U.S.A." dated March 26, 2014 authored by Douglas C. Peters, CPG.

Stephen P. Antony, P.E., President & CEO of Energy Fuels is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

3

Cautionary Statements for U.S. Investors Concerning Mineral Resources

This presentation may use the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Accordingly, U.S. investors are advised that information regarding Mineral Resources contained in this presentation may not be comparable to similar information made public by United States companies.

Mineral resources disclosed in this presentation and in the NI 43-101 technical reports referenced herein have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as "NI 43-101". The NI 43-101 technical reports may include estimations of potential mineral resources for further targeted exploration by Uranerz or Energy Fuels, disclosed pursuant to the applicable provisions of NI 43-101.The NI 43-101 technical reports referenced herein are a requirement of NI 43-101 and includes estimations of mineral resources and potential mineral resources for further targeted exploration by the issuer disclosed pursuant to the applicable provisions of NI 43-101. As a company listed on the TSX, Energy Fuels is required by Canadian law to provide disclosure in accordance with NI 43-101. US reporting requirements for disclosure of mineral properties are governed by the SEC and included in the SEC's Securities Act Industry Guide 7 entitled "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. For example, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in Guide 7. The NI 43-101 technical reports and this presentation use or may use the terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", "potential uranium exploration target", "potential mineral resource", "potential mineral deposit" and "potential target mineral resource". US Investors are advised that these terms and concepts are set out in and required to be disclosed by NI 43-101 as information material to the issuer; however, these terms and concepts are not recognized by the SEC or included in Guide 7, and these terms and concepts are normally not permitted to be used in reports and registration statements filed with the SEC. US Investors should be aware that Energy Fuels and Uranerz have no "reserves" as defined by Guide 7 and are cautioned not to assume that any part or all of an inferred mineral resource or potential target mineral resources will ever be upgraded to a higher category or confirmed or converted into Guide 7 compliant "reserves". US Investors are cautioned not to assume that all or any part of a potential mineral resource exists, or is economically or legally mineable.

All of the technical information in this presentation for Uranerz, including the resource information presented on page 26, was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101. The technical information on the Uranerz properties is based on independent technical reports prepared in accordance with NI 43-101, as detailed below. These technical reports are available for viewing at www.sedar.com under Uranerz' SEDAR profile.

1. The technical information in this presentation regarding Uranerz' Nichols Ranch Project is based on the technical report entitled "*Uranerz' Nichols Ranch ISR Uranium Project* - Technical Report - Nichols Ranch Property - Johnson and Campbell Counties, Wyoming" dated June 4, 2009"
2. The technical information in this presentation regarding Uranerz' South Doughstick Property is based on the technical report entitled "South Doughstick: "Technical Report - South Doughstick Property - Campbell and Johnson Counties, Wyoming, U.S.A." dated August 11, 2009"
3. The technical information in this presentation regarding Uranerz' Dough Stick Properties is based on the technical report entitled "Doughstick Properties: "Technical Report - Doughstick Project - Campbell County, Wyoming, U.S.A." dated January 26, 2010"
4. The technical information in this presentation regarding Uranerz' Hank Property is based on the technical report entitled "Hank Property: "Technical Report - The Hank Unit Property - Campbell County, U.S.A." dated May 1, 2008"
5. The technical information in this presentation regarding Uranerz' Reno Creek Property is based on the technical report entitled "Reno Creek Property: "Technical Report - Reno Creek Property- Campbell County, Wyoming, U.S.A." dated October 13, 2010"
6. The technical information in this presentation regarding Uranerz' West North Butte Properties is based on the technical report entitled "West North Butte Properties: "Technical Report - West North Butte Satellite Properties - Campbell County, Wyoming, U.S.A." dated December 9, 2008"
7. The technical information in this presentation regarding Uranerz' North Rolling Pin Property is based on the technical report entitled " *North Rolling Pin Property: "Technical Report - North Rolling Pin Property - Campbell County, Wyoming, U.S.A." dated June 4, 2010"*

4

1. About Energy Fuels
2. Uranerz Acquisition Highlights
3. Uranium Market Dynamics
4. Energy Fuels' Uranium Production Platform
5. Financials & Guidance

NYSE MKT: UUUU | TSX: EFR
www.energyfuels.com
5

Strong US-Based Uranium Production

Strategically Positioned

Uranerz' Nichols Ranch Project
Sheep Mountain
La Sal
Henry Mountains
Daneros
White Mesa Mill
Pinenut
Canyon
Roca Honda
White Mesa Mill
Energy Fuels Mine
Energy Fuels Operational Area
Existing Nuclear Plant
Nuclear - Under Construction

NYSE MKT: UUUU | TSX: EFR
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6

Positioned for Growth

ENERGY FUELS

Strength

$45.4M[1] of Working Capital
Long-Term Sales Contracts
Strategic Alliances

Opportunity

Growing Demand for Clean Energy
Major Production Growth Potential
Commercialization of Vanadium Batteries

(1) As of September 30, 2014

NYSE MKT: UUUU | TSX: EFR
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7

Our Two-Part Strategy

Create "Staying Power"			Create "Optionality"		
Manage Assets & Working Capital Conservatively			Build Production Growth Potential		
Fulfill existing contracts	Focus on low-cost production & select spot purchases	"Campaign" White Mesa Mill	Maintain mines on "standby"	Pursue large "baseload" projects	Consolidate U.S. uranium properties

NYSE MKT: UUUU | TSX: EFR
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8

The Uranerz Acquisition

Building Long-Term Value Through Consolidation

- Increasing uranium production through strategic acquisitions & organic growth
- The only ISR & conventional uranium producer in the U.S.
- The largest publicly-traded uranium company focused on the U.S. by market capitalization
- Deeper exploration & development pipeline
- Reduction in the "true" cost of production
- Ability to significantly scale-up diverse uranium production in coming years

Uranerz
2015
Strathmore Minerals
2013
Denison Mines USA
2012
Titan Uranium
2012

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9

Dominant Position

In Comparison to Other U.S.-Focused Uranium Companies

Company	M&I lbs. (MM)[(3)]	Inferred lbs. (MM)[(3)]	Working Capital[(2)]	Commercial-Scale Production? ISR	Commercial-Scale Production? Conventional	Multiple Supply Contracts?	Sole U.S. Focus?
EF PROFORMA WITH URZ	91.0	31.8	$57.3	✓	✓	✓	✓
UEC Uranium Energy Corp	32.4	43.3	$8.9	✗	✗	✗	✗
Peninsula Energy	33.4	62.4	$45.2	✗	✗	✓	✗
Ur Energy	29.7	6.5	$1.3	✓	✗	✓	✓
URI Uranium Resources, Inc.	--	31.2 (1)	$6.8	✗	✗	✓	✓
Laramide Resources Ltd.	43.2	19.0	$1.8	✗	✗	✗	✗
Azarga Uranium	17.0	12.7	$0.1	✗	✗	✗	✗

- Post-Transaction, Energy Fuels will be the largest U.S.-focused uranium company listed in the U.S. and well-positioned on various investment considerations

Source: Bloomberg, Company materials.
(1) The number shown is for conventional projects. No 43-101 resources are available for URI's ISR projects.
(2) In US$ Millions
(3) See Slide 20 for information on tons, grade and resource classification

10

Uranerz' Nichols Ranch Processing Facility

- Production at Nichols Ranch began in April 2014
- Licensed Capacity = 2 million lbs. of U_3O_8/year
- Actual Production = 197,600 lbs. of U_3O_8 in 2014
- Additional future production potential from satellite operations

Uranerz
ENERGY CORPORATION
Nichols Ranch Processing Facility

The Powder River Basin

- Highest-grade ISR-amenable uranium deposits in the U.S.
- Home of the largest producing ISR mine in the U.S.
  Cameco's Smith Ranch-Highlands Project
- Uranerz controls a large, strategic land position

MONTANA
IDAHO
POWDER RIVER BASIN
WYOMING
UTAH
COLORADO

Energy Fuels + Uranerz

- **Diverse uranium production**
  From 2 separate production centers in the U.S.
- **6 long-term contracts**
  Deliveries of 975,000 lbs. in 2015
- **$59.19**
  Average price per lb. expected in 2015

18.4 million pounds
31.8 million pounds
72.6 million pounds
Inferred
Measured & Indicated
Probable Reserves

The largest NI 43-101 uranium portfolio in the U.S. among producers & near-producers(1)

NYSE MKT: UUUU | TSX: EFR
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(1) Please refer to Page 20 for additional information about Energy Fuels' and Uranerz' reserves & resources

12

Board & Management

Post-Transaction - Proposed

Management

Stephen P. Antony	President, CEO & Director of Energy Fuels Inc.
Harold Roberts	Executive Vice President & COO of Energy Fuels Inc.
Paul Goranson	President & COO of Uranerz
Daniel Zang	Chief Financial Officer of Energy Fuels Inc.
David Frydenlund	Senior VP, General Counsel & Corporate Secretary of Energy Fuels Inc.

Decades of uranium industry experience in the United States

Board of Directors

J. Birks Bovaird	*Chairman*
Stephen P. Antony	*President, CEO & Director*
Paul Carroll	*Director*
Larry Goldberg	*Director*
Mark Goodman	*Director*
KEPCO Representative	*Director*
Bruce Hansen	*Director*
Ron Hochstein	*Director*
Richard Patricio	*Director*
Dennis Higgs	*Director*
Glenn Catchpole	*Director*
Paul Saxton	*Director*

NYSE MKT: UUUU | TSX: EFR
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13

Uranium Market Dynamics

- Increasing worldwide demand for clean energy
- More calls for nuclear to combat climate change
- Numerous nuclear units under construction around the World – right now
- Geopolitical risks creating new uranium supply constraints
- Uranium market has shown recent strong performance; particularly relative to other energy sector components

NYSE MKT: UUUU | TSX: EFR
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14

Have Uranium Markets Turned the Corner?

U_3O_8 spot prices have risen over 25% since July 2014

- Japanese Reactor Restarts: 2 reactors at Sendai nuclear power plant expected to restart in early 2015
- Major Production Cutbacks Announced[1]:
  - Rossing (Rio Tinto) down 35%
  - Langer Heinrich (Paladin) down 23%
  - MacArthur River/Key Lake (Cameco) down 18%
  - Olympic Dam (BHP Billiton) down 11%
- China: Continued aggressive uranium buying and inventory building[2]

1)Company financial statements for the quarter ended September 30, 2014, compared to same quarter in 2013
2)New World Consulting, LLC; Chinese Import Figures

NYSE MKT: UUUU | TSX: EFR
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15

Uranium

Beacon in the Energy Darkness

- WTI Crude Oil off 57% since June 2014
- Natural Gas off 9% since Nov. 2014
- Heating Oil off 46% since June 2014
- Gasoline off 54% since June 2014

Uranium higher by over 25% since July 2014.

The expectation of rising global demand for uranium continues to be a bright spot within the energy sector

NYSE MKT: UUUU | TSX: EFR
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16

Energy Fuels' Operating Platform

NYSE MKT: UUUU | TSX: EFR
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17

The White Mesa Mill

- The only operating conventional uranium mill in the U.S. today
- Located near the U.S.' highest-grade conventional uranium deposits
- Separate "alternate feed material" and vanadium circuits
- Fully-permitted

20% - 25%

White Mesa Mill's recent share of total U.S. uranium production

Recent Annual Production (Lbs.)

0.9 million (2014 – est.)
1.0 million (2013)
1.3 million (2012)
1.0 million (2011)
1.1 million (2010)

8+ Million Lbs.

Annual licensed U_3O_8 capacity

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18

Energy Fuels' Production Platform

Uranium Mines & Major Projects

- **Mine In Production**
  - Pinenut Mine (AZ) High-grade mine w/ ore production ongoing
- **Mine In Development**
  - Canyon Mine (AZ) High-grade, partially-developed mine
- **Large-Scale Projects = Significant Future Production Scalability[1]**
  - Sheep Mt. (WY) 30M lbs. of M&I Resources
  - Roca Honda (NM) 17M lbs. of M&I + 12Mlbs. Inferred Resources
  - Henry Mts. (UT) 13M lbs. of M&I + 8M lbs. Inferred Resources
- **Additional Production Potential**
  - Projects on standby, in permitting and in evaluation

WYOMING
Gas Hills
Sheep Mountain
Juniper Ridge
UTAH
COLORADO
La Sal Complex
Whirlwind
Henry Mountains Complex
Daneros
White Mesa Mill
NEW MEXICO
Pinenut Mine
Roca Honda
Canyon Mine
ARIZONA
100 50 0 100 Miles
Operating Mill
Producing Mine
Standby/Major Project
Other Project

(1) Please refer to Pg. 20 for additional information on grade, tons and resource classification

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19

Combined Resource Summary

Energy Fuels + Uranerz

ENERGY FUELS

The Largest NI 43-101 Uranium Resource Portfolio Among Producers & Near-Producers

	Measured			Indicated			Inferred		
	Tons ('000)	Grade (% U3O8)	Lbs. U_3O_8 ('000)	Tons ('000)	Grade (% U_3O_8)	Lbs. U_3O_8 ('000)	Tons ('000)	Grade (% U_3O_8)	Lbs. U_3O_8 ('000)
Sheep Mountain(1)	--	--	--	12,895	0.12%	30,285	--	--	--
Juniper Ridge	--	--	--	5,233	0.06%	6,120	107	0.09%	182
Gas Hills	--	--	--	2,300	0.12%	5,400	3,900	0.07%	5,500
WYOMING TOTAL	--	--	--	20,428	0.10%	41,805	4,007	0.07%	5,682
HENRY MOUNTAINS COMPLEX	--	--	--	2,410	0.27%	12,805	1,615	0.25%	8,082
ROCA HONDA PROJECT(2)	171	0.39%	1,348	1,076	0.41%	8,721	869	0.41%	7,136
Canyon	--	--	--	--	--	--	83	0.98%	1,629
Pinenut(3)	--	--	--	--	--	--	12	0.52%	127
EZ Complex	--	--	--	--	--	--	224	0.47%	2,105
ARIZONA STRIP TOTAL	--	--	--	--	--	--	319	0.57%	3,861
La Sal Complex	1,009	0.18%	3,732	132	0.14%	367	185	0.10%	362
Whirlwind	--	--	--	169	0.30%	1,003	437	0.23%	2,000
Daneros	--	--	--	--	--	--	156	0.21%	661
Sage Plain(5)	517	0.21%	2,206	26	0.32%	168	8	0.38%	59
COLORADO PLATEAU TOTAL	1,526	0.19%	5,938	327	0.24%	1,538	786	0.20%	3,082
OTHER(4)	310	0.15%	906	590	0.15%	1,771	193	0.15%	586
Energy Fuels Total			8,192			66,640			28,429
Nichols Ranch				1,294	0.11%	2,950			
South Doughstick (6)	296	0.12%	721	650	0.12%	1,567	98	0.10%	153
Doughstick Properties (6)	146	0.09%	257	447	0.08%	711	80	0.06%	87
Hank				907	0.12%	2,236	142	0.09%	247
Reno Creek	2,281	0.06%	2,782	1,550	0.05%	1,511	190	0.04%	142
West North Butte				926	0.15%	2,837	1,117	0.12%	2,682
North Rolling Pin	310		387	272	0.05%	278	39	0.04%	33
Uranerz Total			4,147			12,090			3,344
Combined Company Total			12,339			78,730			31,773

(1) The Sheep Mountain Project's 30m lbs. of Indicated Resources includes Probable Mineral Reserves of 18.4 million lbs. of U_3O_8 contained in 7.4 million at a grade of 0.123% U_3O_8.

(2) The number shown only includes Energy Fuels 60% share of Roca Honda joint venture.

(3) Mining is ongoing at the Pinenut mine. The number shown represents Energy Fuels' estimate of remaining resources at December 31, 2014.

(4) Includes Nose Rock, Arizona 1, & Torbyn properties.

(5) During August 2014, Energy Fuels sold a portion of the Sage Plain Project, retaining the Calliham portion.

(6) Only includes resources attributable to Uranerz at the Arkose JV properties.

(7) Cautionary note to U.S. investors: Uranerz is without known mineral reserves under SEC Industry Guide 7. Measured, Indicated, and Inferred Resources are estimated in accordance with NI 43-101 and do not constitute SEC Industry Guide 7 compliant reserves. See the section heading "Cautionary Statements for U.S. investors Concerning Mineral Resources" on page 4.

20

Financial Highlights

ENERGY FUELS

At and for the Nine Months Ended September 30,2014:

U_3O_8 SALES	800,000 lbs.
U_3O_8 PRODUCTION	770,000 lbs.
U_3O_8 INVENTORY	808,000 lbs.
TOTAL REVENUES	$46.1 million
CASH & EQUIVALENTS	$13.5 million
WORKING CAPITAL	$45.4 million

Energy Fuels had $3.1 million of net income for Q3-2014

NYSE MKT: UUUU | TSX: EFR
www.energyfuels.com

21

Capitalization Summary

ENERGY FUELS

(in US$ millions)	
Share Price (January 2, 2015)[1]	$6.15
Basic Shares Outstanding (million)[2]	19.7
Basic Market Capitalization[1][2]	$121.2
Cash & Cash Equivalents[3]	$13.5
Investments[3]	$0.5
Total Loans & Borrowings[3]	$18.7
Basic Enterprise Value	$125.9
Working Capital[3]	$45.4

Analyst Coverage

- Cantor Fitzgerald
- Haywood Securities
- H.C. Wainwright
- Dundee Securities
- Roth Capital Partners
- Cowen Securities

(1) Share price based on NYSE MKT closing price.

(2) Please refer to public disclosure documents for options and warrants outstanding.

(3) As at September 30, 2014

22

FY-2014/15 Guidance

2014 U_3O_8 Sales:	800,000 lbs. @ avg. realized price of $57.19/lb.
2014 U_3O_8 Production:	770,000 lbs.

2015 U_3O_8 Sales:	800,000 lbs. @ avg. realized price of $57.45/lb.
2015 U_3O_8 Production:	125,000 lbs.
2015 Spot U_3O_8 Purchases:	300,000 lbs.
2016 U_3O_8 Production:	450,000 lbs.

Mill Campaigning:	After current campaign completed in Q1-2015, Mill to continue to accept alternate feed materials, make scheduled U_3O_8 deliveries, and perform care & maintenance activities in preparation for 2016 restart
Mining:	Continuing at Pinenut mine into Q2-2015
Permitting:	Continuing at Sheep Mountain, Roca Honda & Henry Mountains (Bullfrog)

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23

Summary

1. **Strong Balance Sheet**
2. **Current Uranium Production**
3. **Significant Production Growth Potential**
4. **Proposed Acquisition of Uranerz**

   Creating the Leading Integrated Uranium Producer Focused on the U.S.

Packaged uranium at the White Mesa Mill

American Uranium. Global Energy.

NYSE MKT: UUUU | TSX: EFR
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24

Contact Us

Energy Fuels Inc.
Suite 500 – 2 Toronto Street
Toronto, Ontario M5C 2B6
Canada

Energy Fuels Resources (USA) Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228
USA

Tel: 303-974-2140
investorinfo@energyfuels.com

www.energyfuels.com

25

Important Information for Investors and Stockholders

This communication is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.